December 15, 2009
CONFIDENTIAL
Mr. Mark Webb
Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, DC 20549

Re:	Dollar Financial Corporation
Application for Qualification on Form T-3
Filed December 8, 2009
File No. 022-28924
Dear Mr. Webb:
     On behalf of Dollar Financial Corp., a Delaware corporation, and in connection with the filing of its Application for Qualification of Indentures Under the Trust Indenture Act of 1939 on Form T-3 with the Securities and Exchange Commission on December 8, 2009 (the “Form T-3”), we hereby respond to the comment letter of the Securities and Exchange Commission dated December 14, 2009. In our letter we refer to Dollar Financial Corp., the registrant, as the “Company”, and to the Staff of the Securities and Exchange Commission as the “Staff.” Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s letter.
Application for Qualification on Form T-3
Exhibit T3E
1.	Staff comment: We note the “Summary of Material Differences between the Outstanding Notes and the New Notes” beginning on page B-9 of the Exchange Agreement. Please tell us why this particular discussion does not disclose that the resale of the Outstanding Notes and shares of the Company’s common stock issuable upon conversion of the Outstanding Notes are covered by a registration statement on Form S-3 while the resale of the New Notes and the shares of the Company’s common stock issuable upon conversion of the New Notes will not be covered by a registration statement.

Mr. Mark Webb
Securities and Exchange Commission
December 15, 2009

     Company Response: The Company’s registration statement on Form S-3, registration no. 333-146205, filed with the SEC on July 20, 2007 (the “Form S-3”), registers a portion of the Outstanding Notes for resale by the holders thereof.
     There are six holders of Outstanding Notes which have signed Exchange Agreements pursuant to which New Notes would be issued under the Indenture which is the subject of the Form T-3. These holders are non-affiliates of the Company, and they fall into two separate categories. Four of these holders acquired all of their currently held Outstanding Notes as direct or indirect purchasers of Outstanding Notes from selling securityholders under the Form S-3. As such, these holders hold unrestricted Outstanding Notes, because they or their predecessors-in-interest acquired the Outstanding Notes pursuant to a Securities Act registration statement. Accordingly, these holders will receive unrestricted New Notes in the Exchanges discussed in the Form T-3, under Section 3(a)(9) of the Securities Act, and they will have no need for a resale registration statement to facilitate their resale of their New Notes.
     The remaining two holders of Outstanding Notes which signed Exchange Agreements acquired at least a portion of their currently held Outstanding Notes in a private placement in 2007, so these Outstanding Notes constitute restricted securities within the meaning of Rule 144 under Securities Act. Accordingly, the New Notes to be issued to these holders in exchange for these Outstanding Notes will likewise be restricted securities, with a Rule 144 holding period that tacks to the holding period of the exchanged Outstanding Notes. Because these two holders will be considered to have held their New Notes for more than one year for purposes of Rule 144, the New Notes will be freely tradable without limitation pursuant to Rule 144, without any need for a resale registration statement. Furthermore, the Company has not undertaken to, and does not intend to, register any of the New Notes issued in these Exchanges for resale under the Securities Act.
     Based on the foregoing, we determined that disclosure of the differences in the registration status of the Outstanding Notes versus the New Notes in Exhibit B to the Form of Exchange Agreement filed as an exhibit to the Form T-3 would be immaterial.
     * * * *
     In connection with responding to the Staff’s comments, we acknowledge that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Mark Webb
Securities and Exchange Commission
December 15, 2009

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (610) 640-5928 if you should have any questions or comments with regard to these responses.
Sincerely,

/s/ William M. Athas
William M. Athas Senior Vice President, Finance

cc: Justin Dobbie, Division of Corporation Finance, Securities and Exchange Commission